FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, June 25, 2009

Ger. Gen N°135/2009

Mr. Guillermo Larraín R.
Superintendent of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
Santiago

MATERIAL INFORMATION

Dear Sir,

In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rules No. 30 and 210 , and in the use of the powers conferred upon me, I inform the Superintendency of the following material information:

1. As we reported as Material Information on October 11, 2007, the companies ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. on March 26, 2007, formalized an agreement for the joint management of ENDESA, S.A. It should be recalled that ENDESA, S.A., through its Spanish subsidiary Endesa Latinoamérica, S.A. (previously called Endesa Internacional, S.A.), holds 60.62% of the share capital of Enersis S.A.

2. As reported as Material Information on February 23, 2009, the companies ACCIONA, S.A., and ENEL S.p.A. announced on February 20, 2009 having reached an agreement whereby ACCIONA, S.A. would transfer directly and indirectly to ENEL ENERGY EUROPE S.r.L. its 25.01% shareholding in ENDESA, S.A. The transfer was conditioned to the approval by the relevant authorities and legally required authorizations, among others. ENEL ENERGY EUROPE S.r.L., thus controlled 100% by ENEL S.p.A., would be the holder of 92.06% of the share capital of ENDESA, S.A. In accordance with the agreement indicated in point 1 above, ENEL has agreed to pay ACCIONA a total amount of Euro 11,107,440,979.

3. In addition, ENDESA, S.A. agreed to transfer to ACCIONA certain of its wind and hydroelectric energy production assets in Spain and Portugal for an amount of Euro 2,634,000,000 once the appropriate adjustments and the agreed exclusion of certain assets have been carried out.

4. We therefore inform you that on June 25, 2009, the transfer has been made of the shares and assets indicated respectively in points 2 and 3 above and ENEL S.p.A. is therefore the final controller of Enersis S.A. by having obtained a 92.06% shareholding in ENDESA, S.A. This share transfer was reported to the Spanish National Securities Market Commission (CNMV) as Material Information on June 25, 2009, the text of which may be found on the web site of that organism (www.cnmv.es).

Yours sincerely,

Ramiro Alfonsin	Domingo Valdés
Planning and Control Officer	General Counsel

c.c.:	Bolsa Comercio de Santiago
Bolsa Electronica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander – Bondholder Representative
DCV Registros S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: June 25, 2009